GREEN BANCORP

Third Quarter 2017
Investor Presentation

NASDAQ: GNBC

Safe Harbor

The following information contains, or may be deemed to contain, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995) giving Green Bancorp, Inc.'s ("Green Bancorp") expectations or predictions of future financial or business performance or conditions. Most forward-looking statements contain words that identify them as forward-looking, such as "plan", "seek", "expect", "intend", "estimate", "anticipate", "believe", "project", "opportunity", "target", "goal", "growing", "continue", "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions that relate to future events, as opposed to past or current events, or negatives of such words. By their nature, forward-looking statements are not statements of historical facts and involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These statements give Green Bancorp's current expectation of future events or its future performance and do not relate directly to historical or current events or Green Bancorp's historical or future performance. As such, Green Bancorp's future results may vary from any expectations or goals expressed in, or implied by, the forward-looking statements included in this presentation, possibly to a material degree.

Green Bancorp cannot assure you that the assumptions made in preparing any of the forward-looking statements will prove accurate or that any long-term financial goals will be realized. All forward-looking statements included in this presentation speak only as of the date made, and Green Bancorp undertakes no obligation to update or revise publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, Green Bancorp cautions you not to place undue weight on certain forward-looking statements pertaining to potential growth opportunities or long-term financial goals set forth herein. Green Bancorp's business is subject to numerous risks and uncertainties, which may cause future results of operations to vary significantly from those presented herein.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Information

This document includes the presentation of both GAAP (generally accepted accounting principles) and non-GAAP financial measures. Green Bancorp's management uses certain non–GAAP financial measures to evaluate its performance and believes that the presentation of non-GAAP financial measures is useful to investors because it provides investors with a more complete understanding of Green Bancorp's operational results and a meaningful comparison of Green Bancorp's performance between periods. Non-GAAP financial measures presented in this presentation or other presentations, press releases and similar documents issued by Green Bancorp may include, but are not limited to, pre-tax pre-provision return on average assets, tangible book value per common share, the tangible common equity to tangible assets ratio, the return on average tangible common equity ratio, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, and allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by comparable companies. Management may use these non-GAAP financial measures to establish operational goals and, in some cases, for measuring the performance of Green Bancorp. Please refer to the "GAAP to Non-GAAP Reconciliations" in the Annex of this presentation for a reconciliation of non-GAAP financial measures used in this presentation.

Company Snapshot

Overview

- Headquartered in Houston, Texas
- Established in 2006 via merger with Redstone Bank; completed IPO in 2014
- Focused on commercial and private banking relationships across a variety of industries, predominantly in the "Texas Triangle"

Company Highlights

Listing	NASDAQ: GNBC
Market Capitalization (October 27, 2017)	$876
Total Branches	22

Balance Sheet – Quarter Ended September 30, 2017

Total Assets	$4,161
Total Loans Held for Investment	$3,072
Total Deposits	$3,408
Tangible Book Value Per Common Share	$9.93

Asset Quality – Quarter Ended September 30, 2017

NPAs / Total Assets	2.23%
NCOs / Average Loans	0.03%

Profitability – Quarter Ended September 30, 2017

ROAA	1.10%
ROATCE	12.74%
Efficiency Ratio	50.59%

$ in millions, except per share

Branch Map



Joy
Graham
Greenville
Carrollton
Plano
Fort Worth
Irving
Garland
Dallas
Arlington
Van
Tyler
Stephenville
Cleburne
Corsicana
Clifton
Palestine
Mexia
Waco
Crockett
Davy Crockett National Forest
Killeen
Centerville
Huntsville
Georgetown
Bryan
Sam Houston National Forest
Austin
Conroe
Brenham
The Woodlands
San Marcos
Houston
Pasadena
San Antonio
Gonzales
Missouri City
Texas City

Financial Highlights Post-MARS

Financial Metric	2Q17	3Q17	Combined
Fully Diluted Earnings Per Share	$0.35	$0.31	$0.66
Return on Average Assets (Annualized)	1.26%	1.10%	1.18%
Return on Average Tangible Common Equity	15.04%	12.74%	13.89%
Efficiency Ratio	47.83%	50.59%	49.21%
Net Interest Margin	3.63%	3.65%	3.64%
Pre-Tax Pre-Provision Return on Average Assets (Annualized)	2.09%	1.88%	1.99%
Growth in Tangible Book Value Per Share	$0.40	$0.28	$0.68

Fully Diluted EPS and TBVPS

Earnings Per Share


$1.00
$0.75
$0.50
$0.25
$0.00
-$0.25
$0.61
$0.65
$0.54
$(0.03)
$0.85
FY13
FY14
FY15
FY16
FY17 YTD


$0.50
$0.25
$0.00
-$0.25
-$0.50
$(0.25)
$0.07
$0.19
$0.35
$0.31
3Q16
4Q16
1Q17
2Q17
3Q17

Tangible Book Value Per Share


$10.00
$9.75
$9.50
$9.25
$9.00
$8.75
$9.01
$9.06
$9.25
$9.65
$9.93
3Q16
4Q16
1Q17
2Q17
3Q17

Investment Highlights

Well Positioned for Growth	• Scalable platform to support significant organic growth • Highly skilled bankers in Houston and Dallas metro areas with capacity to drive growth • Significant liquidity and capital to support growth initiatives
Attractive Core Markets	• Attractive commercial footprint supported by deposit base that is nearly entirely held in Texas • Well positioned for growth: core markets of Houston and Dallas rank * in the Top 5 MSAs in the nation for both estimated 2018-2023 population growth and in the Top 10 for total MSA deposits
Strong Core Earnings Profile	• Branch light business model delivers efficient funding • 3Q17 net income of $11.4 million, representing an annualized return on average assets of 1.10% vs. 1.26% for 2Q17 • Asset sensitive balance sheet benefits from rising rates
Capable Strategic Acquirer	• Track record of disciplined acquisitions and successful integrations • Acquisitions have provided significant strategic benefits and opportunities
Proactively Managed Loan Exposure	• Meaningfully reduced energy exposure of $277.4 million to $86.3 million over seven quarters • Energy loans (including HFS) represent 2.8% of total loans as of September 30, 2017 with E&P only 0.9% • Managed commercial real estate exposure down to within regulatory guidance over three quarters
Experienced Management Team	• Management team with significant experience driving the franchise • Track record of successful strategic acquisitions, proactive management of energy exposure and building out origination teams to support growth

(*) Represents Houston and Dallas rank amongst the Top 25 largest U.S. MSAs by population

Scalable Platform with Attractive Growth Profile

Organic Growth

- Highly productive origination team actively generating loans and serving as the primary point of contact for our customers
  - Private and business bankers focus on emerging, affluent and small business customers
  - Commercial and specialty bankers focus on C&I, real estate, mortgage warehouse and SBA loans
- Continue to drive increased productivity of existing bankers

Strategic Acquisitions

- Strategic M&A has been an important growth driver
- Disciplined acquisition strategy to supplement organic growth
- Since 2010:
  - Completed 5 transactions
    - 3 whole-bank, 2 branch
  - Acquired $1.4bn in loans
  - Acquired $1.8bn in deposits

Banking Staff (as of September 30, 2017)



Private Banker - 3
Business Banker - 12
Commercial Banker - 33
Specialty Banker - 13
Deposit Relationship Manager - 21
4%
15%
40%
16%
25%

Total Loans



'12-16 CAGR: 27%
'12-'16 Organic CAGR: 11%
2012 $1,205 $26 $1,179
2013 $1,359 $1,359
2014 $1,799 $251 $1,548
2015 $3,131 $1,081 $2,050
2016 $3,098 $3,098
1Q17 $3,012 $3,012
2Q17 $3,123 $3,123
3Q17 $3,072 $3,072
Total Loans
Acquired in Period

Total Deposits



'12-'16 CAGR: 24%
'12-'16 Organic CAGR: 9%
2012 $1,461 $44 $1,417
2013 $1,447 $1,447
2014 $1,846 $270 $1,576
2015 $3,101 $1,103 $1,998
2016 $3,375 $3,375
1Q17 $3,416 $3,416
2Q17 $3,360 $3,360
3Q17 $3,408 $3,408
Total Deposits
Acquired in Period

Well Positioned in Attractive Texas Markets

Overview

- Texas remains one of the more attractive states in the U.S. from a demographic and commercial opportunity perspective:
  - Population growth expected to double U.S. average
  - If Texas were a sovereign nation, it would be the world's 12th largest economy (ahead of Australia and just behind Canada)
  - Pro-business environment with no state income taxes
  - 44 of the 51 Fortune 500 companies headquartered in Texas are located near either Houston or Dallas
  - Texas is the #1 exporter in the nation, exporting $232 billion in goods in 2016
  - Third largest share of domestic travel revenue generating $67.5 billion
- Crude oil prices have recovered since their recent low in 1Q16, driving stabilization in the production market:

Oil Rig Count	Current	1-Year Ago	% Change
Texas	451	245	+84%
United States	940	522	+80%

Source: Baker Hughes; oil rig count data as of September 30, 2017 (Note: figures include land, inland waters and offshore), Texas Office of the Governor (Economic Development and Tourism)

Favorable Demographics

	MSA Deposits ($ in billions) (Top 25 Rank [1])	2018-2023 Pop. Growth (Top 25 Rank [1])	2018-2023 HHI Growth (Top 25 Rank [1])
Houston, TX	$ 241 (#6)	8.3% (#1)	7.7% (#24)
Dallas, TX	$ 265 (#7)	7.7% (#4)	9.8% (#16)
Texas	$ 818	7.1%	9.5%
United States	**$ 11,781**	**3.5%**	**8.9%**

Source: Federal Deposit Insurance Corporation; S&P Global Market Intelligence (Demographic data as of September 30, 2017, [1] Represents Houston and Dallas rank amongst the Top 25 largest U.S. MSAs by population)

Continued Strengthening of Texas Economy



Texas Business Cycle Index
315.3
350
320
290
260
230
200
Sep-07
Sep-09
Sep-11
Sep-13
Sep-15
Sep-17

Source: Federal Reserve Bank of Dallas

Well Positioned in Attractive Texas Markets

Houston

- 5th most populous MSA in the U.S. (6.9 million residents)
- 3rd most headquartered location for Fortune 500 companies
- Largest export market in the U.S., with a diverse economy

Houston Employment



Other
12.3%
Trade, Transportation, & Utilities
21.0%
Professional Services
15.2%
Edu. & Health Svcs.
12.9%
Govt.
13.2%
Leisure & Hospitality
10.6%
Manufacturing
7.7%
Construction
7.0%

Dallas

- 4th most populous MSA in the U.S. (7.3 million residents)
- 4th most headquartered location for Fortune 500 companies
- Experienced the largest year-over-year percentage increase in employment among MSAs for 2016

Dallas Real GDP



4.2% CAGR
$ 353 bn
$ 434 bn
2016
2021

Regional Distribution as of September 30, 2017

Branches



Other
14%
Dallas
36%
Houston
50%

Total Branches: 22

Bankers



Other
6%
Dallas
40%
Houston
54%

Total Bankers: 84

Deposits



Other
4%
Dallas
39%
Houston
57%

Total Deposits: $3,408

$ in millions, Source: BEA, Federal Deposit Insurance Corporation, Perryman Group, Texas Workforce Commission, Greater Houston Partnership

Loan Portfolio Overview

Highlights

- Commercial-focused loan portfolio with over 97% of the loan portfolio focused on non-energy loans
- In-footprint focus with portfolio primarily distributed across Houston 55% and Dallas 21%
- Diversified loan portfolio with no concentration to any single industry in excess of 10% of total loans
- Only 4.2% of the loan portfolio is classified
- Large number of lending relationships with no significant borrower concentration

Loan Portfolio Composition



$ 3,048
$ 3,098
$ 3,012
$ 3,123
$ 3,072
8 %
9 %
36 %
13 %
4 %
29 %
8 %
8 %
37 %
13 %
3 %
31 %
8 %
7 %
37 %
14 %
3 %
31 %
8 %
6 %
36 %
13 %
2 %
34 %
9 %
6 %
35 %
13 %
2 %
35 %
3Q16
4Q16
1Q17
2Q17
3Q17
C&I (ex. Energy)
Energy
Owner Occ. CRE
Non-Owner Occ. CRE
Constr. and Dev.
Consumer & Other

Loan Portfolio Detail as of September 30, 2017

By Class



Acquired 19%
Originated 81%

Loan Repricing



Fixed Rate 20%
Rate Reset in 1Q18 or Later 11%
Eligible for Rate Reset in 4Q17 69%

By Regional Distribution*



Other 7%
Remaining TX, 9%
Central TX, 8%
Dallas 21%
Houston 55%

Investment Portfolio Overview

Highlights

- 3Q17 buildup of cash combined with securities runoff resulted in a lower concentration of securities
  - Securities decreased to $708 million at September 30, 2017 from $719 million at June 30, 2017
  - Securities comprised 80% of total cash and securities at September 30, 2017, down from 84% at June 30, 2017
- Average yield of securities portfolio was 2.42% for 3Q17 vs. 2.32% for 2Q17

Portfolio Distribution *

Sector Allocation


Tax-free Corp. <1%
Muni. 1%
SBA 15%
MBS 48%
CMO 36%

Coupon Type


Adj. 15%
Fixed 85%

Total Cash & Securities


Securities[2]
Cash
$ 632
$ 699
$ 845
$ 854
$ 887
50 %
50 %
56 %
44 %
30 %
70 %
16 %
84 %
20 %
80 %
3Q16
4Q16
1Q17
2Q17
3Q17

Cash & Sec. % of Assets	16 %	17 %	21 %	20 %	21 %

$ in millions, (*) denotes portfolio distribution based on investment portfolio par value as of September 30, 2017, [2] denotes securities excl. other investments

Deposits & Liquidity

Highlights

- Deposits comprised ~81% of overall funding at September 30, 2017
  - Total deposits increased by $48 million or 1.4% during 3Q17, to $3.4 billion
  - Cost of deposits was 0.77% in 3Q17 compared to 0.72% in 2Q17
- Loan to deposit ratio was 90.1% at September 30, 2017 and is below our targeted level
- Noninterest-bearing deposits increased slightly and comprised 20% of deposits as of September 30, 2017

Deposit Composition



$ 3,316
$ 3,375
$ 3,416
$ 3,360
$ 3,408
42%
40%
38%
40%
39%
34%
35%
35%
33%
35%
5%
5%
6%
6%
6%
19%
19%
21%
20%
20%
3Q16
4Q16
1Q17
2Q17
3Q17
Noninterest-bearing
Interest-bearing transaction
MMDA and savings
Certificates and other time

Funding Profile *



$4,132
16%
65%
7%
11%
81% Deposit Funded
Sources of Funds
Equity
Other
Noninterest-bearing
Interest-bearing
$4,132
8%
17%
74%
Uses of Funds
Loans
Securities
Other

Loans / Deposits Ratio



100%
82.4%
93.9%
97.5%
101.0%
91.8%
88.2%
92.9%
90.1%
2012
2013
2014
2015
2016
1Q17
2Q17
3Q17

$ in millions, (*) represents the 3Q17 mix of funding sources and the average assets in which those funds are invested as a percentage of average total assets

Impact From Hurricane Harvey

- Identified $1.9 billion of loans located in Texas counties within the FEMA Disaster Declaration area for Hurricane Harvey
- Portfolio bankers completed detailed loan-by-loan impact assessments after the storm
- Impact assessments have been completed for approximately 97% of loans in the affected counties, in addition to all loans with balances greater than $1 million
- No specific losses have been identified to date
- Following the initial assessments of potential credit impact, Green Bank accrued $1 million of incremental provision for credit losses related to Hurricane Harvey

Initial Impact Assessment for $1.9 Billion of GNBC Loans Within FEMA Disaster Declaration Area


FEMA-4332-DR, Texas Disaster Declaration as of 10/11/2017
FEMA
Data Layer/Map Description:
Designated Counties
No Designation
Public Assistance
Individual Assistance and Public Assistance


Not Yet Reviewed 3%
Moderate Impact 5%
Minor Impact 14%
No Impact 78%

Asset Quality

- Nonperforming assets (NPAs) totaled $92.6 million or 2.23% of period end total assets at September 30, 2017 compared to $75.5 million or 1.80% of period end total assets at June 30, 2017
- Allowance for loan losses was 1.09% of total loans at September 30, 2017, and the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount was 1.25%
- Provision expense for the third quarter of 2017 was $2.3 million, $1.0 million of which was related to the potential impact from Hurricane Harvey

Asset Quality


3.31 %
2.64 %
2.15 %
1.80 %
2.23 %
3.36%
3.05%
2.86%
2.33%
2.52%
3Q16
4Q16
1Q17
2Q17
3Q17
NPLs / Total Loans
NPAs / Total Assets

Allowance for Loan Losses Ratio *


1.18%
0.85%
1.06%
1.02%
1.09%
3Q16
4Q16
1Q17
2Q17
3Q17

(*) Based on percentage of total gross loans held for investment

Overview of Energy Portfolio Progress

- On April 28, 2016 the Company announced its intent to exit energy lending with $277.4 million of energy loans, the primary objective was to de-risk the loan portfolio, reduce balance sheet volatility and position the company for normalized earnings and growth
- The company's total energy exposure stood at $70.8 million or 2.3% of total loans as of September 30, 2017 (excluding $15.5 million of energy production loans held for sale), comprised of $12.1 million in energy production and $58.7 million in oilfield services loans
  - The $70.8 million of energy loans held for investment are being carried at 77.3% of outstanding customer principal balance
  - The $15.5 million of energy loans held for sale are being carried at 85.4% of outstanding customer principal balance

Energy Portfolio Resolution History


$ 277.4
$ 166.2
$ 111.2
$ 249.7
$ 139.7
$ 110.0
$ 168.6
$ 103.8
$ 64.8
$ 119.5
$ 81.5
$ 38.0
$ 93.7
$ 62.2
$ 31.5
$ 87.2
$ 58.7
$ 28.5
$ 86.3
$ 58.7
$ 27.6
$ 15.5
$ 70.8
$ 12.1
$ 58.7
1Q16
2Q16 (inc. HFS)
3Q16 (inc. HFS)
4Q16 (inc. HFS)
1Q17 (inc. HFS)
2Q17 (inc. HFS)
3Q17 (inc. HFS)
HFS
3Q17 (excl. HFS)
Energy Production
Oilfield Services
Held for Sale

$ in millions

Performance Metrics

ROAA


2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
-1.5%
1.47%
1.34%
1.75%
2.09%
1.88%
(0.92)%
0.25%
0.73%
1.26%
1.10%
3Q16
4Q16
1Q17
2Q17
3Q17
Reported
PTPP *

ROATCE


20%
15%
10%
5%
0%
-5%
-10%
-15%
(10.25)%
3.35%
8.91%
15.04%
12.74%
3Q16
4Q16
1Q17
2Q17
3Q17
Reported

Efficiency Ratio


75%
70%
65%
60%
55%
50%
45%
61.92%
60.99%
54.64%
47.83%
50.59%
3Q16
4Q16
1Q17
2Q17
3Q17
Reported

Net Interest Margin


4.00%
3.75%
3.50%
3.25%
3.62%
3.40%
3.47%
3.63%
3.65%
3Q16
4Q16
1Q17
2Q17
3Q17
Reported

(*) Represents pre-tax pre-provision return on average assets, a non-GAAP measure used by management to evaluate the Company's financial performance

Net Interest Income & Net Interest Margin



Net Interest Income
Net Interest Margin
$40
$35
$30
$25
$20
$15
$10
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
$33.7
$32.2
$32.6
$35.3
$36.3
4.77%
4.71%
4.86%
5.02%
5.11%
4.20%
4.29%
4.42%
4.59%
4.69%
3.62%
3.40%
3.47%
3.63%
3.65%
3Q16
4Q16
1Q17
2Q17
3Q17
NII (L)
NIM (R)
Loan Yield (R)
Loan Yield excl. Fees (R)

$ in millions

Highlights

- NIM increased 2 basis points to 3.65% in 3Q17
- Loan yields increased by 9 basis points in 3Q17 driven by the Fed's rate increase in June, which was partially offset by:
  - The impact of higher non-accruals and related accrual interest reversals
  - An unfavorable mix shift in earning assets as the growth in earning assets was all in categories other than loans
  - Higher cost of funds reflecting a deposit cost beta of ~20%
- Cost of deposits including noninterest-bearing was 0.77%, up 5 basis points compared to the prior quarter

Noninterest Income



Customer Service Fees
Loan Fees
Gain on sale of guaranteed portion of loans, net
Other
$6
$5
$4
$3
$2
$1
$0
$4.1
19.4%
23.7%
19.7
37.2%
$3.6
20.2%
10.5%
20.8%
48.6%
$5.6
10.8%
34.2%
14.8%
40.2%
$5.2
19.3%
16.9%
21.3%
42.4%
$5.0
9.5%
26.0%
17.4%
47.1%
3Q16
4Q16 *
1Q17 *
2Q17 *
3Q17 *

(*) Excluding net loss on the sale of held-for-sale loans of $1.4 million in 4Q16 and $0.1 million in 1Q17, net gain on held-for-sale loans of $0.2 million and net gain on the sale of available-for-sale securities of $0.3 million in 2Q17, in addition to net loss on held-for-sale loans of $1.3 million and net loss on the sale of available-for-sale securities of $0.3 million in 3Q17

$ in millions

Noninterest Expense


Salaries and Employee Benefits
Occupancy
Professional & Regulatory Fees
Other
$25
$20
$15
$10
$5
$0
$23.4
$21.0
$20.8
$19.6
$20.1
30.3%
9.3%
9.4%
51.0%
22.3%
11.6%
9.8%
56.3%
19.4%
11.5%
9.6%
59.5%
15.4%
9.7%
10.4%
64.5%
15.8%
11.6%
10.4%
62.2%
3Q16
4Q16
1Q17
2Q17
3Q17

	3Q16	4Q16	1Q17	2Q17	3Q17
Efficiency Ratio	61.9%	61.0%	54.6%	47.8%	50.6%

$ in millions

Capital Position



Holding Company
Bank
Capital Adequacy Level *
10.6%
11.8%
7.0%
11.0%
11.8%
8.5%
12.9%
12.6%
10.5%
9.5%
10.1%
4.0%
CET1
Tier 1 RBC
Total RBC
T1 Leverage

Capital	$371.1	$407.8	$384.3	$407.8	$451.6	$435.3	$384.3	$407.8

(*) denotes fully phased-in capital adequacy to take effect on January 1, 2019, the Basel III Capital Rules will require GNBC to maintain an additional capital conservation buffer of 2.5% CET1, effectively resulting in minimum ratios of 7.0% CET1, 8.5% Tier 1, 10.5% Total RBC and 4.0% minimum leverage ratio

$ in millions

Proven Track Record as a Strategic Acquirer

Overview

- Selective use of strategic acquisitions to augment growth
- Focused on well-managed banks in our target markets with:
  - Favorable market share
  - Low-cost deposit funding
  - Compelling fee income generating business
  - Growth potential
  - Other unique attractive characteristics
- Key metrics used when evaluating acquisitions:
  - EPS accretion / (dilution)
  - TBVPS earn-back
  - IRR
- Reputation as an experienced acquirer
- Maintain discipline in pricing and pursue transactions expected to produce attractive risk adjusted returns

Acquisition History

Date	Target	Value	Loans	Deposits	Branches
October 2015	Patriot	$ 139	$ 1,081	$ 1,103	9
October 2014	SharePlus	$ 48	$ 251	$ 270	4
May 2012	Opportunity	$ 10	$ 26	$ 44	1
October 2011	Main Street	—	$ 13	$ 168	3
October 2010	La Jolla / One West	—	—	$ 188	1
December 2006	Redstone	—	$ 85	$ 183	2

Experienced Management Team

Name and Title	Qualification Details	Education & Experience
 **Manuel J. Mehos** **CEO,** **Green Bancorp, Inc.** **Chairman,** **Green Bank**	• Former Chairman / CEO / President of Coastal Bancorp, Inc. • Securities Sales at Goldman, Sachs & Co. • CPA at KPMG	• MBA – University of Texas • BBA – University of Texas • 30 years of banking
 **Geoffrey D. Greenwade** **President,** **Green Bancorp, Inc.** **President and CEO,** **Green Bank**	• Wells Fargo — Regional Manager of Business Banking — EVP, Commercial Business Banking • Bank of America — Banking Center President — Lending Manager	• MBA – Baylor University • BBA – Texas A&M University • 32 years of banking
 **Terry S. Earley** **EVP and Chief Financial Officer**	• Yadkin – EVP & CFO • Rocky Mountain Bank – CEO • RBC Bank (USA) – CFO and COO • CPA at KPMG	• BSBA – UNC Chapel Hill • 33 years of banking
 **Donald S. Perschbacher** **EVP and Corporate Chief Credit Officer**	• BBVA Compass Bank – EVP and Credit Risk Executive • Guaranty Bank – Executive VP and Chief Credit Officer • Bank of America – SVP and Senior Approval Officer	• BBA in Finance – Texas A&M University • 32 years of banking

Closing Remarks

- Branch-light business model located in attractive major metropolitan markets in Texas
- Scalable platform to accommodate significant organic growth and enhance profitability
- Houston market is recovering quickly from the impact of Hurricane Harvey
- Initiative to reduce CRE exposure to below 300% of regulatory capital is complete, and CRE growth capacity supports expectations for stronger loan production and growth
- Strong core earnings profile post-MARS, highlighted by strong ROAA of 1.18%, ROATCE of 13.89%, and efficiency ratio of 49.21%
- Asset sensitive balance sheet is well positioned for rising rates
- Significant liquidity and capital to support future growth

Appendix

Pre-Tax Pre-Provision Adjusted Net Income



$22
$20
$18
$16
$14
$12
$10
$8
$6
4%
3%
2%
1%
0%
$3.1
$14.4
1.5%
$2.9
$13.4
1.4%
$0.6
$17.3
1.8%
$21.4
2.1%
$19.6
1.9%
3Q16
4Q16
1Q17
2Q17
3Q17
PTPP Adj. Net Income (L)
MARS-Related (L)
PTPP ROAA (R)

$ in millions

Commercial Real Estate (CRE) Portfolio Detail

By Regional Distribution as of September 30, 2017*



Central TX, 10%
Remaining TX, 12%
Other, 2%
Dallas 15%
Houston 60%

By Product as of September 30, 2017



Retail, 24%
Multifamily 24%
Residential Real Estate, 3%
Land, 5%
Hospitality, 5%
Senior Housing, 5%
Office 21%
Industrial Warehouse, 13%

CRE vs. ADC as of September 30, 2017



ADC 16%
CRE 84%

Regulatory CRE/Total Risk Based Capital



$1,500
$1,250
$1,000
$750
$500
$250
$0
400%
375%
350%
325%
300%
275%
250%
$1,395
$1,389
$1,324
$1,300
$1,252
369%
373%
345%
318%
288%
$378
$372
$383
$409
$435
3Q16
4Q16
1Q17
2Q17
3Q17
Total RBC
CRE
Ratio

(*) Central TX denotes Austin, San Antonio and San Marcos

$ in millions, portfolio detail excludes Farmland per CRE guidance regulations, though it is included in financial reporting

Financial Guidance – Updated

- 4Q 2017 Net Interest Margin in the range of 3.65 – 3.70% *
- FY 2017 Net Interest Income in the range of $139 – 143 million
- FY 2017 Provision Expense in the range of $12 – 15 million
- FY 2017 Noninterest Income in the range of $21 – 23 million **
- FY 2017 Noninterest Expense in the range of $80 – 82 million
- 2017 EPS target in the range of $1.15 – $1.20 *
- 2018 EPS target in the range of $1.50 – $1.60 ***

(*) Based on assumption of one 25 basis point increase to the Fed Funds target rate in December 2017
(**) Excludes loss on held for sale loans and available for sale securities
(***) Based on assumption of one 25 basis point increase to the Fed Funds target rate in the first half of 2018

Analyst Coverage

Firm	Analyst	Rating	Price Target	2017E EPS	2018E EPS
Hovde Group	Brian Zabora	Outperform	$25.00	$1.19	$1.51
KBW Keefe, Bruyette & Woods Specialists in Financial Services A Stifel Company	Brady Gailey	Market Perform	$24.00	$1.17	$1.50
PiperJaffray	Brett Rabatin	Overweight	$26.00	$1.19	$1.52
Sandler O'Neill + Partners	Brad Milsaps	Buy	$25.50	$1.19	$1.70
SunTrust Robinson Humphrey	Michael Young	Hold	$23.00	$1.19	$1.45
		Average	**$24.70**	**$1.19**	**$1.54**

GAAP to Non-GAAP Reconciliations

Reconciliation of Total Shareholders' Equity to Tangible Common Equity

	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 462,311	$ 451,741	$ 437,288	$ 430,482	$ 426,215
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,835	9,215	9,595	9,975	10,356
Tangible common equity	$ 368,185	$ 357,235	$ 342,402	$ 335,216	$ 330,568
Common shares outstanding (1)	37,096	37,035	37,015	36,988	36,683
Book value per common share (1)	$ 12.46	$ 12.20	$ 11.81	$ 11.64	$ 11.62
Tangible book value per common share (1)	$ 9.93	$ 9.65	$ 9.25	$ 9.06	$ 9.01

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 467,257 as of September 30, 2017; 465,281 as of June 30, 2017; 472,653 as of March 31, 2017; 493,241 as of December 31, 2016; and 792,619 as of September 30, 2016.

Reconciliation of Avg. Tangible Common Equity to Avg. Common Equity and Net Income excl. Amortization of Core Deposit Intangibles, Net of Tax to Net Income

	For the Quarter Ended					For the Nine Months Ended	
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
	(Dollars in thousands)						
Net income (loss) adjusted for amortization of core deposit intangibles							
Net income (loss)	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ (8,986)	$ 31,517	$ (3,516)
Adjustments:							
Plus: Amortization of core deposit intangibles	380	380	380	382	402	1,140	1,205
Less: Tax benefit at the statutory rate	133	133	133	134	141	399	422
Net income (loss) adjusted for amortization of core deposit intangibles	$ 11,654	$ 13,145	$ 7,459	$ 2,792	$ (8,725)	$ 32,258	$ (2,733)
Average Tangible Common Equity							
Total average shareholders' equity	$ 457,303	$ 445,334	$ 435,695	$ 427,550	$ 434,620	$ 446,190	$ 439,993
Adjustments:							
Average goodwill	85,291	85,291	85,291	85,291	85,291	85,291	85,290
Average core deposit intangibles	9,065	9,461	9,844	10,223	10,618	9,454	11,018
Average tangible common equity	$ 362,947	$ 350,582	$ 340,560	$ 332,036	$ 338,711	$ 351,445	$ 343,685
Return on Average Tangible Common Equity (Annualized)	12.74 %	15.04 %	8.88 %	3.35 %	(10.25) %	12.27 %	(1.06) %

Reconciliation of Allowance for Loan Losses plus Acquired Loans Net Discount to Total Loans adj. for Acquired Loan Net Discount

	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
			(Dollars in thousands)		
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 33,480	$ 31,991	$ 31,936	$ 26,364	$ 35,911
Plus: Net discount on acquired loans	5,112	6,240	7,314	9,937	13,698
Total allowance plus acquired loan net discount	$ 38,592	$ 38,231	$ 39,250	$ 36,301	$ 49,609
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,071,761	$ 3,123,355	$ 3,012,275	$ 3,098,220	$ 3,047,618
Plus: Net discount on acquired loans	5,112	6,240	7,314	9,937	13,698
Total loans adjusted for acquired loan net discount	$ 3,076,873	$ 3,129,595	$ 3,019,589	$ 3,108,157	$ 3,061,316
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.25 %	1.22 %	1.30 %	1.17 %	1.62 %

Reconciliation of Pre-Tax Pre-Provision Return on Avg. Assets

	For the Quarter Ended					For the Nine Months Ended	
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
	(Dollars in thousands)						
Pre-Tax, Pre-Provision Net Income							
Net Income (loss)	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ (8,986)	$ 31,517	$ (3,516)
Plus: Provision (benefit) for income	5,895	6,985	3,942	1,355	(4,831)	16,822	(1,757)
Plus: Provision for loan losses	2,300	1,510	6,145	9,500	28,200	9,955	55,200
Total pre-tax, pre-provision net income	$ 19,602	$ 21,393	$ 17,299	$ 13,399	$ 14,383	$ 58,294	$ 49,927
Total Average Assets	$ 4,131,706	$ 4,096,386	$ 4,016,744	$ 3,974,244	$ 3,894,127	$ 4,082,033	$ 3,822,722
Pre-Tax, Pre-Provision Return on Average Assets (Annualized)	1.88 %	2.09 %	1.75 %	1.34 %	1.47 %	1.91 %	1.74 %